Financial Certification

I, Zachary Liptak, certify that:

1) The financial statements of Vooster Corp included in this Form are true and complete in all material respects; and
2) The tax return information of Vooster Corp included in this Form reflects accurately the information reported on the tax return for Vooster Corp filed for the fiscal year ended 12/31/2016.



Signature
CEO